CLARCOR Inc.
840 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067
(615) 771-3100

November 16, 2012

Mr. David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	CLARCOR Inc.
Form 10-K for the fiscal year ended December 3, 2011
Filed January 27, 2012
File No. 001-11024

Dear Mr. Humphrey:

We are in receipt of your letter, dated November 8, 2012 regarding CLARCOR Inc.'s Annual Report for its 2011 fiscal year, filed with the Commission on Form 10-K on January 27, 2012. Following my discussion with Ms. Kristin Shifflett today, I write to confirm her agreement to extend our period of response until Friday, November 30, 2012. We requested this additional time due to the upcoming holidays and the demands of our year-end close process.

Many thanks for your assistance and understanding.

Please contact me with any questions at 615-771-5134 or at dfallon@clarcor.com.

Sincerely,

/s/ David J. Fallon
David J. Fallon
Chief Financial Officer & Vice President - Finance